July 25, 2006

Larry Kristof, President
Lexington Energy Services Inc.
207 West Hastings Street, Suite 1209
Vancouver, British Columbia, Canada V6B 1H7

> **Re:** **Lexington Energy Services Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed July 7, 2006**
> **File No. 333-134175**

Dear Mr. Kristof:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1.   We note your response to our prior comment 4. We reissue the comment. Please provide a recent development section to describe your financial results as of a more recent date. Also, update the disclosure throughout the filing to the extent practical. For example, we note the anticipated payments on pages 64 and 65.

Use of Proceeds, page 18

2.   Please disclose how much of the proceeds will be paid to affiliates. We note the new employment agreements disclosed on page 71.

3.   Please revise this section and the appropriate risk factor to highlight that your cash requires over the next twelve months exceed the maximum proceeds.

Determination of Offering Price, page 20

4.   Please revise to discuss the factors that you determined for an offering price of
        $1.00 for your directors and $.85 for the other shareholders.

Sales by Selling Shareholders, page 26

5.   We note your response to our prior comment 13. It appears you originally
        included selling shareholders in this registration statement when you had not
        received payments from them for their shares and before the completion of the
        private placement. Please provide a detailed analysis as to whether the
        placements to each of the current selling shareholders are complete. Also, please
        confirm that you are not including the shares described on page 76 as being issued
        to an investor on May 29, 2006, after your filing of this registration statement on
        May 16.

6.   We note your disclosure on page 26 about sales prices. Please disclose the fixed
        price nature of this offering and future limitations on sales prices to the market,
        including the requirement and hurdles to obtain listing on OTC/BB.

Directors and Officers, page 40

7.   We note your response to our prior comment 15. Please clarify the business
        experience for the past five years of Messrs. Kristof, Blackman and Chernesky.

Shares Eligible for Future Sale, page 45

8.   Please tell us how your disclosure in response to prior comment 16 reflects the
        90-day period in rule 144(c)(1).

Nitrogen Generation Unit, page 47

9.   We note your response to our prior comment 18. Please provide us with support
        that your competitors' systems are only capable of producing a maximum of 94%
        nitrogen and that your design will allow you to have 7%% less moving parts
        compared to your competitors.

The Oil and Gas Services Industry, page 58

10.   We note your response to our prior comment 19. Please provide us with support
        for the gas consumption in 2000. Also, update the disclosure to the extent
        practical.

<u>Financial Statements</u>

11. The financial statement should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. In this regard, please note that it appears you must update your financial statements through May 31, 2006 in your next amendment.

12. Please refer to prior comments 31, 33, 34, 35 and 36. It does not appear that your filing was amended in response to our comments. Please revise or advise. We may have additional comments after reviewing your amendment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or in his absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas Jones
Senior Attorney

cc: Penny Green